SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

____________________________________________
                                             :       CERTIFICATE
         In the Matter of                    :           OF
                                             :       NOTIFICATION
     DOMINION RESOURCES, INC.                :          NO. 10
       Richmond, Virginia                    :
                                             :
       File Nos. 70-9517                     :      TRANSACTIONS
                 70-9555                     :      DURING PERIOD
                 70-9679                     :
                                             :
(Public Utility Holding Company Act of 1935) :      April 1, 2002
                                             :         through
                                             :      June 30, 2002
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

     Dominion Resources, Inc., a Virginia corporation and registered holding company ("Dominion"), hereby submits the following Certificate of Notification pursuant to Rule 24.

     By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion and Consolidated Natural Gas Company ("Old CNG"), to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

     By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing authorizations of Dominion and its subsidiaries given in the Initial Financing Order were enhanced and extended.

     By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

     By Commission order dated December 28, 2001 (HCAR No. 27485) in the proceeding at File No. 70-9555, an increase to Dominion's
EWG investment limit was approved (the "December 28, 2001
Order").

     This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order, the Restructuring Order and the December 28, 2001 Order during the fourth quarter of 2001 with respect to Dominion and its subsidiaries, including Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric and Power Company ("Virginia Power").

     Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I.  EWG/FUCO Investments

A. As determined pursuant to the December 28, 2001 Order, the Modified Rule 53 Test applicable to Dominion's investments in EWGs and FUCOs is one hundred percent of consolidated retained earnings plus $4,500 million. At June 30, 2002, Dominion's "aggregate investment"(as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,714.2(a), million and "consolidated retained earnings" (as defined in Rule 53(a)under the PUHCA) was approximately $803.0 million. Accordingly, at June 30, 2002, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $2,588.8 million.

B.  Pursuant to a request for confidential treatment under Rule
104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

C. At June 30, 2002, Dominion's consolidated capitalization ratio was: debt 60.4%, common equity 33.7%, and preferred securities of subsidiaries of 5.9%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

D. At June 30, 2002, the market-to-book ratio of Dominion's common stock was 2.12 to 1.

E. In the second quarter of 2002, Dominion invested or committed to invest in EWG's or FUCO's that count against the Modified Rule
53 Test. See such investments indicated by "new" in Exhibit A filed in paper format.

F.  Pursuant to a request for confidential treatment under Rule
104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Project in the second quarter.

G.  Pursuant to a request for confidential treatment under Rule
104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO
Projects for the three months ending June 30, 2002.


(a) The amount of Dominion's "Aggregate Investment" excludes equity earnings and includes guarantees in the amount of $1,086,609,681.

II.   FINANCING BY DOMINION

     A. Sale of Dominion Common Stock

          1. Sales to Plans

          Dominion issued and sold the following shares of its common stock during the reporting period.

                                   Number of      Dollar Values
                                    Shares         (Thousands)
                                   ___________    _____________

     Dominion Direct Investment
          Plan                       483,977         $31,411
     Employee Savings Plan           256,174          16,688

          2. Public Offerings

          None.

     B. Short Term Debt

          During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on June 30, 2002 were as follows.

                              Maximum          Principal Amount
                              Outstanding       as of 6/30/02
                              (thousands)        (thousands)
                              ___________      ________________

     Dominion                   $328,540           $292,160
     Virginia Power              389,456            382,000

          On May 30, 2002, Dominion, Virginia Power and CNG entered into a 364 day credit facility agreement with a consortium of 19 banks. The credit agreement allows aggregate borrowings by Dominion, Virginia Power and CNG up to $1.25 billion. In addition, a multi-year facility allows aggregate borrowings by Dominion, Virginia Power and CNG up to $750 million. Subject to the maximum aggregate limit of $2.0 billion, all entities may borrow up to the full commitment. No borrowings were made under the credit agreements during the quarter.

     C. Long-Term Debt

          On June 27, 2002, Dominion issued $500,000,000 principal amount of 2002 Series B 6.25% Senior Notes due 2012
     ("Senior Notes") through an underwritten public offering. The Senior Notes were sold under the following terms and conditions.

                             Per Senior
                                Note            Total Amount
                             __________         ____________

     Price to the public       99.815%          $499,075,000
     Underwriting Discount       0.65%             3,250,000
     Proceeds to Dominion      99.165%           495,825,000

          The Underwriters were Barclays Capital and JP Morgan.
     The sale occurred pursuant to Dominion's shelf
     Registration No.333-55904. The registration statement and the Rule 424(b)(4) prospectus, filed with the Commission on March 2,2001, are hereby incorporated by reference.

          The net proceeds from the sale of the Senior Notes were used for general corporate purposes, including the repayment of debt. This debt may include a portion of short-term debt, including our commercial paper and the commerical paper of our wholly-owned subsidiary, Consolidated Natural Gas.

     D.  Interest Rate Swaps

     None.

III.  EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT
SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI, CNG AND/OR
THEIR SUBSIDIARIES

     A. Equity Investments

          On June 28, 2002 Dominion made a capital contribution of $200,000,000 to Consolidated Natural Gas. On June 30,
     2002 Dominion made a capital contribution of $83,464,397 to Dominion Energy, Inc.


     B. Guaranties and Other Credit Support

          Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guaranties as of June 30, 2002 is approximately $3.5 billion, and the subsidiaries' debt subject to such guaranties totaled $852 million.

IV. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

     None.

V.  RULE 52 TRANSACTIONS BY DOMINION CANADA FINANCE COMPANY

     On April 29, 2002 Dominion Canada Finance Company (DCFC) issued Canadian $105,000,000 aggregate principal amount of Medium Term Notes, Series 02-A Fixed Rate ("Notes") in a Canadian public offering through Scotia Capital Inc., as agent. The Notes were sold at a discount of $8,400, resulting in a 99.992% public offering price. The net proceeds to DCFC after the agent's discounts or commissions of $393,750 were $104,597,850. The Notes have a stated maturity date of April 29, 2005. On June 11, 2002, DCFC reopened the security and issued an additional Canadian $25,000,000 aggregate principal amount of Notes through BMO Nesbit Burns Inc. The Notes were sold at a premium of $64,000, resulting in a 100.256% public offering price. The net proceeds to DCFC after the agent's discounts or commissions of $62,500 were $25,001,500 plus accrued interest of $168,465.75 from the original issue date of April 29, 2002.

     The Notes carry interest at a fixed rate of 5.72%. The Notes were offered as a public offering in all provinces in Canada, and were guaranteed by Dominion. The Notes are not eligible for sale to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933. The net proceeds were added to the general funds of either Dominion or Dominion Canada and will be loaned to or otherwise invested in subsidiaries of the Guarantor for the purpose of reducing outstanding indebtedness of those subsidiaries or for the general corporate purposes of those subsidiaries.

VI. RESTRUCTURING OF NONUTILITY INTERESTS

     From time to time Dominion Exploration & Production, Inc. ("DEPI") may enter into a standard form of farm-out agreement with Dominion Transmission, Inc. ("DTI") with respect to leases owned by DTI. DEPI pursuant to the agreements would acquire the right to drill wells on lands covered by leases owned by DTI. DTI, to the extent DEPI has completed wells under the agreement, is obligated to assign to DEPI the rights to the wells and associated leases following request by DEPI. To the extent such lease interests may be considered an interest in a business, the assignment of the leases from DTI to DEPI would be a restructuring of nonutility interests within the Dominion system pursuant to the Restructuring Order.

VII. EXHIBITS

     A. Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

     B. Joint Form U-6B-2 for Dominion Energy, Inc., Dominion Resources Services, Inc., Dominion Capital, Inc., Dominion Telecom Services, Inc., Dominion Cogen WV, Inc., Kincaid Generation, LLC, Dominion Nuclear, Inc., Dominion Energy Services Company, Inc., Dominion Reserves, Inc., Dominion Energy Direct Sales, Inc., Dominion Metering Services, Inc., Dominion Alliance Holding, Inc. and State Line Energy, LLC for Rule 52 transactions reported in Dominion's Form U-9C-3 for the quarter.

     C.  Form U-6B-2 for Rule 52 transactions by Dominion Canada
Finance Company.




                                   SIGNATURE

     The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



                                 DOMINION RESOURCES, INC.




                                 By  James F. Stutts
                                     Its Attorney


Dated August 29, 2002




EXHIBIT B

                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                 FORM U-6B-2

                         Certificate of Notification

                                  Filed By

                        Dominion Energy, Inc. ("DEI")
                  Dominion Resources Services, Inc. ("DRS")
                       Dominion Capital, Inc. ("DCI")
                   Dominion Alliance Holding, Inc. ("DAH")
                  Dominion Metering Services, Inc. ("DMS")
                  Dominion Telecom Services, Inc. ("DTSI")
                 Dominion Energy Direct Sales, Inc. ("DEDS")
                      Dominion Cogen WV, Inc. ("Cogen")
                     Kincaid Generation, LLC ("Kincaid")
                       Dominion Nuclear, Inc. ("DNI")
              Dominion Energy Services Company, Inc. ("DESCO")
                       Dominion Reserves, Inc. ("DRV")
                    State Line Energy, LLC ("State Line")



     This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of the security or securities:

    Evidence of indebtedness for Advances ("Advances").

2.  Issue, renewal or guaranty:

    Issue by book entry.

3.  Principal amount of each security:

    Funds are borrowed and/or repaid daily as cash needs indicate.

4.  Rate of interest per annum of each security:

    The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.

5.  Date of issue, renewal or guaranty of security:

    Borrowings are made on a daily basis and reported at the end of the quarter.

6.  If renewal of security, give date of original issue:

    Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.  Date of maturity of each security:

    Open account.

8. Name of the person to whom each security was issued, renewed or guaranteed:

    See Schedule 1.

9.  Collateral given with each security, if any:

    None.

10. Consideration received for each security:

    None, other than interest accrued.

11. Application of proceeds of each security:

    To provide working capital.

12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

    Not applicable.


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January
    1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

    Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

    Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.



                                  Schedule 1
                            Inter-Company Advances

                                                            Outstanding
                                                            Borrowings
                                                            Quarter End
      Borrower         Lender                               6/30/2002
      --------         ------                              --------------
                                                            (thousands)

      DEI               Dominion Resources, Inc ("DRI")        (596,643)
      DRS               DRI                                        (718)
      DCI               DRI                                    (435,192)
      DAH               DRI                                      (6,159)
      DMS               DRI                                        (320)
      DTSI              DRI                                           0
      DEDS              DEI                                     (19,431)
      DEI               DNI                                      (7,650)
      DRV               DEI                                    (136,450)
      DEI               Cogen                                   (21,873)
      DEI               Kincaid                                  (2,572)
      DEI               DESCO                                    (6,737)
      State Line        DEI                                    (180,993)






EXHIBIT C

                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                 FORM U-6B-2

                         Certificate of Notification

                                  Filed By

                       Dominion Canada Finance Company

     This certificate is notice that the above named company ("Dominion Canada Finance Company") has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of the security or securities:

    Medium Term Notes Due 2005 ("Notes").

2.  Issue, renewal or guaranty:

    Issue.

3.  Principal amount of each security:

    Canadian $130,000,000.

4.  Rate of interest per annum of each security:

    5.72%

5.  Date of issue, renewal or guaranty of security:

    April 29,2002.

6.  If renewal of security, give date of original issue:

    Not applicable.

7.  Date of maturity of each security:

    April 29, 2005.


8. Name of the person to whom each security was issued, renewed or guaranteed:

    The Notes were purchased by Scotia Capital Inc, and BMO
    Nesbitt Burns Inc., as underwriters to the transaction.

9.  Collateral given with each security, if any:

    Guarantee by Dominion Resources, Inc.

10. Consideration received for each security:

    $130,055,600.

11. Application of proceeds of each security:

    The net proceeds were added to the general funds of either Dominion or Dominion Canada and will be loaned to or otherwise invested in subsidiaries of the Guarantor for the purpose of reducing outstanding indebtedness of those subsidiaries or for the general corporate purposes of those subsidiaries.


12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

    Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January
    1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

    Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

    Rule 52.